

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2010

Mr. Richard Rychlik
Vice President and Principal Accounting Officer
PNG Ventures, Inc.
5310 Harvest Hill Rd., Suite 229
Dallas, Texas 75230

> **Re:**   **PNG Ventures, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **File No. 000-29735**

Dear Mr. Rychlik:

We have completed our review of your 2008 Form 10-K, and do not, at this time, have any further comments.

Sincerely,

Mark C. Shannon
Branch Chief